Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Appoints Acting CFO
United States — 05/01/2007, Singapore — 05/02/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced that Michael G. Potter, Senior Vice President and Chief Financial Officer, has resigned from his position as Senior Vice President and Chief Financial Officer effective May 4, 2007 to pursue other interests in the United States.
“We thank Michael for his many contributions to our finance and accounting functions and wish him success in his future endeavors,” said Tan Lay Koon, STATS ChipPAC’s President and Chief Executive Officer.
Tham Kah Locke, Vice President of Corporate Finance, will serve as acting Chief Financial Officer until a permanent replacement for Michael Potter is made. Kah Locke has been with the company since 2004. He has been instrumental in our financial reporting, treasury and investor relations efforts. He has extensive financial reporting experience and was with Ernst and Young before joining STATS ChipPAC. Kah Locke holds a Bachelor of Business degree with a major in Actuarial Science from the Nanyang Technological University, Singapore.
Tan Lay Koon continued, “Kah Locke knows our business well and has strong financial and accounting knowledge. He has also recently assumed a larger role in our investor relations activities. I am confident that Kah Locke will provide the right leadership to ensure that our business is financially well supported and that our internal controls are robust.”
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market and the Singapore Exchange

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Singapore Contact:
Tham Kah Locke
Investor Relations
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com